EXHIBIT 17.1

October 6, 2005

Dr. William Donovan and
The Board of Directors
House of Brussels Chocolates Inc.
One Riverway, Suite 1700
Houston, Texas 77056

Re:  Resignation of Duties

Dear Chairman and Members of the Board of Directors:

With regret, I hereby tender my resignation as Chief Financial Officer of House of Brussels Chocolates Inc. effective November 5, 2005. Unfortunately, personal considerations compel my resignation. Please note that I have no disputes or disagreements with the Company and look forward to continuing my service on its Board of Directors.

Yours very truly,

/s/ R.C. Wesolek

R.C. Wesolek
Chief Financial Officer

ONE RIVERWAY, SUITE 1700, HOUSTON, TEXAS 77056
713.599.0800